SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at February 9, 2004

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 9, 2004

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

CONTINENTAL MINERALS OPTIONS EXCITING GOLD COPPER PROJECT FROM CHINA NETTV

February 9, 2004 - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB:KMKCF) is pleased to announce that it has reached an agreement (the "Property Option Agreement") with China NetTV Holdings Inc. ("China NetTV"), whereby Continental has acquired the right to earn a 60% interest in China NetTV's Xietongmen Gold-Copper Property ("the Property") in Tibet. Continental is a member of the Hunter Dickinson group of public companies which are active in mineral exploration and development throughout the world.

Under the terms of the Property Option Agreement, Continental is required to pay China NetTV a total of US$2,000,000 and incur expenditures totalling US$5,000,000 over a 24 month period in order to earn a 50% interest in the Property. Continental also has the right to acquire a further 10% interest in the Property by incurring a further US$3,000,000 of expenditures. Upon Continental earning its interest, Continental and China NetTV will pursue development of the Property on a joint venture basis.

The Xietongmen gold-copper deposit is located in an area of moderate to gentle relief, approximately 240 kilometres southwest of Lhasa, Tibet. A highway and hydro electric transmission line traverse the southern edge of the property providing basic infrastructure. The deposit consists of porphyry-like, disseminated and quartz stockwork mineralization. Geochemical surveys have outlined a four kilometre long alteration zone that has been tested by two vertical diamond drill holes, separated by a 200 metre long underground adit. Drill holes samples and adit samples returned strong gold-copper assays. This gold-copper mineralization remains open in all directions and will be the subject of a large scale, multi-rig drilling program which is now being planned by the venture partners.

Assay results for the drill holes were analyzed by ALS Chemex of Vancouver, BC and assay results for channel samples from the adit and related crosscuts were analyzed by CLTB Labs of Rikeze, Tibet. The results are tabulated below.

Type	Drill Hole Adit/CX		From (metres)	To (metres)	Intercept (metres)	Au g/t	Cu %	CuEQ[1] %
DDH	ZK0301		34.64	269.21	234.57	0.58	0.47	0.84
DDH	ZK0301	Incl.	64.69	180.28	115.59	0.68	0.57	1.01
DDH	ZK0701		25.40	231.90	206.50	1.43	0.68	1.59
DDH	ZK0701	Incl.	25.40	118.05	92.65	1.96	1.02	2.27
Adit	PD04		74.00	187.00	113.00	0.50	0.56	0.88
CX	PD04-YM2		0.00	24.00	24.00	0.71	0.50	0.96
CX	PD04-YM3		0.00	55.00	55.00	1.03	0.59	1.25
CX	PD04-YM3A		0.00	29.00	29.00	0.75	0.52	1.00
CX	PD04-YM4		0.00	76.20	76.20	1.91	1.23	2.45
CX	PD04-YM4	Incl.	32.00	52.00	20.00	4.01	1.87	4.43

1 Copper equivalent calculations use metal prices of US$350/oz for gold and US$0.80/lb for copper. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64)
DDH = diamond drill hole
CX = crosscut

The Property Option Agreement is subject to the acceptance of the TSX Venture Exchange which is expected to be received in the ordinary course.

Mark Rebagliati, P.Eng., a Qualified Person as defined by National Instrument 43-101, will plan and supervise the exploration and requisite QA/QC programs for the Xietongmen Gold-Copper Property. For further details on Continental Minerals Corporation please visit the Continental website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.